UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Chinook Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

16961L 106

(CUSIP Number)

Abrar Hussain

Samsara BioCapital GP, LLC

628 Middlefield Road

Palo Alto, CA 94301

(650) 285-4270

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16961L 106
1.	Names of Reporting Persons Samsara BioCapital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,161,888 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,161,888 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,161,888 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP”), and Dr. Srinivas Akkaraju (“Akkaraju” and, with Samsara LP and Samsara GP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by Samsara LP. Akkaraju, as a Managing Member of Samsara GP, shares voting and investment authority over the shares held by Samsara LP.

(3)	This calculation is based on 61,545,185 shares of Common Stock outstanding as of May 27, 2022, as reported in the Issuer’s final prospectus supplement dated May 24, 2022, filed on May 25, 2022 with the Securities and Exchange Commission (the “SEC”).

CUSIP No. 16961L 106
1.	Names of Reporting Persons Samsara BioCapital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,161,888 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,161,888 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,161,888 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by Samsara LP. Akkaraju, as a Managing Member of Samsara GP, shares voting and investment authority over the shares held by Samsara LP.

(3)	This calculation is based on 61,545,185 shares of Common Stock outstanding as of May 27, 2022, as reported in the Issuer’s final prospectus supplement dated May 24, 2022, filed on May 25, 2022 with the SEC.

CUSIP No. 16961L 106
1.	Names of Reporting Persons Srinivas Akkaraju
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) (b)	☐ ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,669 (2)
	8.	Shared Voting Power 5,161,888 shares (3)
	9.	Sole Dispositive Power 19,669 (2)
	10.	Shared Dispositive Power 5,161,888 shares (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,181,557 shares (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 19,669 shares issuable within 60 days of the date of the filing of this Schedule 13D upon exercise of stock options held by Akkaraju.

(3)	These shares are held by Samsara LP. Akkaraju, as a Managing Member of Samsara GP, shares voting and investment authority over the shares held by Samsara LP.

(4)	This calculation is based on 61,545,185 shares of Common Stock outstanding as of May 27, 2022, as reported in the Issuer’s final prospectus supplement dated May 24, 2022, filed on May 25, 2022 with the SEC.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.0001 par value (“Common Stock”) of Chinook Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 400 Fairview Avenue North, Suite 900, Seattle, WA 98109. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP”), and Dr. Srinivas Akkaraju (“Akkaraju” and, with Samsara LP and Samsara GP, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)	The principal business office of the Reporting Persons is 628 Middlefield Road, Palo Alto, CA 94301.

(c)	The principal business of the Reporting Persons is venture capital investments. Akkaraju serves as a Managing Member of Samsara GP, which is the general partner of Samsara LP.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Samsara LP and Samsara GP was organized in the state of Delaware and Akkaraju is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On October 5, 2020, effective upon the closing of the merger of a wholly-owned subsidiary of the Issuer (“Merger Sub”) with and into Chinook Therapeutics U.S., Inc. (“Merger”), each outstanding ordinary and preferred share of Chinook Therapeutics U.S., Inc. was cancelled and exchanged for 0.292188 shares of Common Stock of the Issuer for no consideration, which resulted in Samsara LP receiving 3,168,388 shares of Common Stock of the Issuer in exchange for its capital stock of Chinook Therapeutics U.S., Inc. Upon the closing of the Merger, Samsara LP beneficially owned 7.5% of the Issuer’s outstanding Common Stock.

On August 18, 2021, Samsara LP purchased 208,500 additional shares of Common Stock in open market transactions at prices ranging from $11.50 to $12.00 per share (a weighted-average price of $11.98 per share).

On November 15, 2021, Samsara LP purchased 1,215,000 additional shares of Common Stock from the underwriters of a public offering of Common Stock by the Issuer at $14.00 per share for an aggregate purchase price of approximately $17 million.

On May 27, 2022, Samsara LP purchased 570,000 additional shares of Common Stock from the underwriters of a public offering of Common Stock by the Issuer at $14.00 per share for an aggregate purchase price of approximately $7.98 million.

The funds used by Samsara LP to acquire the securities of Chinook Therapeutics U.S., Inc. and the Issuer described herein were from capital contributions made by Samsara LP’s general and limited partners.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Akkaraju, a Managing Member of Samsara GP, is a member of the board of directors of the Issuer. As a director of the Issuer, Akkaraju may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b).	The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of June 1, 2022:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
Samsara LP (1)	5,161,888	0	5,161,888	0	5,161,888	5,161,888	8.4%
Samsara GP (1)	0	0	5,161,888	0	5,161,888	5,161,888	8.4%
Akkaraju (1)	19,669	19,669	5,161,888	19,669	5,161,888	5,181,557	8.4%

(1)	Includes 5,161,888 shares of Common Stock held by Samsara LP. Akkaraju, as a Managing Member of Samsara GP, shares voting and investment authority over the shares held by Samsara LP. Shares beneficially owned by Akkaraju also include 19,669 shares issuable within 60 days of the date of the filing of this schedule upon the exercise of stock options.

(2)	This calculation is based on 61,545,185 shares of Common Stock outstanding as of May 27, 2022, as reported in the Issuer’s final prospectus supplement dated May 24, 2022, filed on May 25, 2022 with the SEC.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 1, 2020, Aduro Biotech, Inc. and Chinook Therapeutics U.S., Inc., entered into an Agreement and Plan of Merger and Reorganization, dated as of June 1, 2020, as amended by the First Amendment to Agreement and Plan of Merger and Reorganization, dated as of August 17, 2020 (the “Merger Agreement” and such transaction, the “Merger”). At the effective time of the Merger, each ordinary share and preferred share of Chinook Therapeutics U.S., Inc. were converted into the right to receive 0.292188 shares of Common Stock of the Issuer, subject to adjustment pursuant to the Merger Agreement. In connection with the Merger, each outstanding and unexercised option to purchase ordinary shares of Chinook Therapeutics U.S., Inc. was assumed by the Issuer and was converted into an option to purchase shares of the Issuer’s Common Stock at the applicable exchange ratio. The terms and provisions of the Merger Agreement are described more fully in the Issuer’s current reports on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2020, August 18, 2020, and October 7, 2020, and the above summary is qualified by reference to such description and the full text of the Agreement and Plan of Merger and Reorganization and the First Amendment to the Agreement and Plan of Merger and Reorganization, which are filed as Exhibit B and Exhibit C to this Statement, respectively and are incorporated herein by reference.

Akkaraju, who is a Managing Member of Samsara GP, is also a member of the board of directors of the Issuer. In his capacity as a member of the board of directors of the Issuer, Akkaraju may be entitled to receive stock options or other equity awards pursuant to the Company’s 2019 Equity Incentive Plan, attached hereto as Exhibit D. As of the date of the filing of this schedule, Akkaraju holds stock options to purchase an aggregate of 29,470 shares of Common Stock at exercise prices ranging from $14.77 to $16.81 per share. Such options are exercisable within 60 days of the date of filing this schedule with respect to an aggregate of 19,669 shares and, accordingly 19,669 shares underlying such options are considered to be beneficially owned by Akkaraju.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

B.	Agreement and Plan of Merger and Reorganization, dated as of June 1, 2020 (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K as filed with the Commission on June 2, 2020 (SEC File No. 001-37345) and incorporated herein by reference).

C.	First Amendment to Agreement and Plan of Merger and Reorganization, dated August 17, 2020 (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K as filed with the Commission on August 18, 2020 (SEC File No. 001-37345) and incorporated herein by reference).

D.	2019 Equity Incentive Plan and corresponding form of award agreements thereto (filed as Exhibit 99.1 to the Company Registration Statement on Form S-8 as filed with the Commission on October 6, 2020 (SEC File No. 333-249351) and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2022

Samsara BioCapital, L.P.

By:	Samsara BioCapital GP, LLC
its	General Partner

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

Samsara BioCapital GP, LLC

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

/s/ Srinivas Akkaraju
Srinivas Akkaraju

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Chinook Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: June 1, 2022

Samsara BioCapital, L.P.

By:	Samsara BioCapital GP, LLC
its	General Partner

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

Samsara BioCapital GP, LLC

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

/s/ Srinivas Akkaraju
Srinivas Akkaraju